Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

Royal Group Technologies Limited (the “Company” or “Royal Group”)
1 Royal Gate Boulevard
Vaughan, Ontario L4L 8Z7

Item 2	Date of Material Change

March 24, 2005

Item 3	News Release

A press release was issued on March 24, 2005 in Toronto, Ontario and disseminated across Canada by Canada Newswire.

Item 4	Summary of Material Change

The Company’s press release of March 24, 2005 reported on the following items:

•	the Company’s financial results for the 15 months ended December 31, 2004
•	the completion of financing agreements with a bank syndicate
•	Kroll’s forensic investigation report
•	Vic De Zen’s agreement to convert his multiple voting shares, to pay funds owed to the Company and to retire from the Board

Financial Results

Results for fiscal 2004 show sales of $2.3 billion and net earnings of $36.8 million ($0.39 per share on a basic and fully diluted basis).

For the quarter ended December 31, 2004, unaudited consolidated sales were $420 million, up 1.4% from $414 million during the same quarter of 2003. Assuming the same average US dollar exchange rate for this quarter as for the same quarter last year, sales in Canadian dollar equivalency would have been approximately $438 million, up 5.6% from last year. Royal Group generated 53% of its sales in the United States, 39% in Canada, and 8% internationally.

On January 24, 2005, Royal Group issued a news release stating that the Company expected to report a net loss of $0.39 to $0.45 per share for the quarter. The actual net loss amounted to $36.2 million or $0.39 per share, versus net earnings of $3.7 million or $0.04 per share for the same quarter last year. During the quarter ended December 31, 2003, Royal Group recorded a charge of $13 million or $0.14 per share in connection with the repeal of previously enacted provincial tax rate reductions.

EBITDA (earnings before interest, taxes, depreciation, and amortization) for the quarter ended December 31, 2004 were $17.9 million excluding the write down of fixed assets of the Mexican operation previously announced on January 24, 2005, versus $65.4 million for the same quarter last year. EBITDA margins as a percentage of sales were 4.3% excluding the write down of the fixed assets of the Mexican operation, compared with 15.8% during the same quarter last year. The main contributors to erosion of EBITDA were escalating raw material costs, an unfavorable change in the US dollar exchange rate, an unfavorable product mix, settlement of an intellectual property legal dispute, non-cash charges for stock based compensation expenses and expenses related to regulatory investigations. The Products Segment recorded EBITDA of $1.7 million, excluding the write down of the fixed assets of the Mexican operation, while the Support Segment generated positive EBITDA of $16.2 million.

Royal Group generated free cash flow of $26.5 million during the quarter, largely as a result of improved use of working capital. Net debt as a percentage of total capitalization was 27.9% as at December 31, 2004, versus 33.4% as at December 31, 2003. The reduction in net debt to total capitalization ratio can be attributed primarily to debt reduction resulting from positive free cash flow.

Unaudited results for the 12-month period ended December 31, 2004 (calendar 2004), reflecting Royal Group’s new fiscal year, show sales of $1.92 billion, versus $1.88 billion during the same period in the previous year. Assuming the same exchange rate in the 12 months ended December 31, 2004 as in the previous year, sales would have been $2.03 billion, up 8.1% from the previous year.

EBITDA for the calendar year was $243 million, excluding the $17.5 million write down of fixed assets of the Mexican operation, compared with $268 million recorded in the prior year excluding $158.2 million in charges recorded in 2003. The reduction in EBITDA in calendar 2004 is attributable to higher raw material costs, an unfavourable change in the US dollar exchange rate, an unfavorable product mix, non-cash charges for stock-based compensation expense, settlement of the intellectual property legal dispute, and expenses related to regulatory investigations, although these were offset partially by certain selling price increases, manufacturing efficiency improvements, gains on the sale of certain redundant assets, and a pension curtailment gain.

Bank Financing

The Company announced that its credit facility with three banks has been finalized. It is a $340 million revolving credit facility expiring on April 30, 2006. The secured portion of the facility is for $300 million priced at LIBOR or the Banker’s Acceptance rate plus 2% reducing to 1.5% on conversion of the multiple voting shares. The $40 million unsecured portion is priced at LIBOR or the Banker’s Acceptance rate plus 2.5% and expires on August 31, 2005. The Company also announced it expects to close a separate unsecured facility of $30 million at a higher rate than the bank facility. This facility, which expires April 30, 2006, will provide added liquidity, although the Company does not expect to draw down on it to any significant extent or for more than a short period of time.

The Kroll Report

In early 2004, the Special Committee of Independent Directors of Royal Group, through its legal counsel, retained Kroll to conduct an investigation of transactions involving Royal Group and the Royal St. Kitts Beach Resort development, which is majority owned by Vic De Zen, then Chairman of Royal Group. Kroll completed that investigation in April 2004 and Royal Group disclosed the findings in a news release on April 29, 2004.

On November 8, 2004, the Special Committee asked Kroll to broaden its forensic work to include investigations of:

•	related-party transactions from January 1, 1996 to the present, including all real estate transactions entered into by Royal Group with related parties;
•	any areas that the Special Committee and/or Kroll are able to determine are of concern to the RCMP and/or the Ontario Securities Commission (OSC);
•	any further matters regarding the St. Kitts project where the RCMP and/or OSC have questions or require further information; and
•	any other matter deemed appropriate by the Special Committee.

Kroll’s review of related-party transactions focused on three main areas: real estate transactions, corporate acquisitions and divestitures, and other likely areas of overlap between private and public interests.

Real Estate

Kroll reviewed a total of 69 real estate transactions in which Royal Group was involved between January 1, 1996 and September 30, 2004 with an approximate value of $87 million. Of these, 13 of the transactions, totalling approximately $41 million, involved related parties. Two of these were disclosed in Royal Group’s financial statements as being related-party transactions. No independent appraisals were obtained at the time of these transactions.

The largest single related-party real estate transaction was the purchase of what has been called the “Vaughan West Lands” in 1998 for approximately $27.4 million. As disclosed by the Company in a news release issued on November 29, 2004, Royal Group purchased the Vaughan West Lands, approximately 185 acres in Woodbridge, Ontario, by acquiring a company owned by Mr. De Zen and other individuals associated with the Company. This company had acquired the land for $20.9 million shortly before it was sold to Royal Group. The Special Committee has been informed that these lands have increased in value considerably since the time of the transaction.

Regarding the other 12 related-party land transactions identified by Kroll, Integris Real Estate Counsellors (Integris) was retained by the Special Committee to review the transactions and to compare the pricing with market value ranges at the time that each transaction was completed. The review found that the price for all of the other 12 transactions fell within the range of market values at the time that each was completed.

Acquisitions and divestitures

Between fiscal 1996 and fiscal 2003, Royal Group reported 46 acquisitions totalling about $522 million. Kroll reviewed each of these and identified six, totalling approximately $34 million, as related-party acquisitions. All six transactions involved investments held by certain principals of Royal Group prior to the Company’s initial public offering in 1994. In two cases there were independent valuations conducted at the time of the transaction. The other four companies were acquired at or, in one case, slightly above book value. Kroll’s investigation of these transactions has satisfied the Special Committee that no further action is warranted in respect of these.

Kroll identified two related-party divestitures. One was the sale of a corporate aircraft. This transaction was disclosed in the Company’s fiscal 2002 financial statements, and an independent valuation was obtained at the time of the transaction. Kroll’s investigation of this transaction has satisfied the Special Committee that no further action is warranted in respect of this sale.

There was one other transaction involving the sale of commercial real estate at an immaterial value but which may have been for less than fair market value. After considering all of the background facts surrounding the transaction, the Special Committee concluded that it did not cause it any concern and no further action is warranted.

Other transactions

The most significant of the other transactions examined concerns a warrant that Royal Group received for 200,000 shares of another public company, Premdor Inc. (now known as Masonite International Corporation) (Masonite). Royal Group obtained the warrant as partial consideration for the sale of a Royal Group subsidiary to Premdor in early 2000.

In early 2002, Royal Group exercised the warrant when Masonite’s shares were trading at approximately $21.75, which was $8.50 more than the exercise price (resulting in a gain of about $1.7 million). Royal Group’s exercise of the warrant was funded by the then five senior executives of Royal Group and one other individual who was then an employee of Royal Group. The employees deposited a total of $2.65 million to Royal Group which funded Royal Group’s payment to Masonite to exercise the warrant. The shares obtained were then distributed by Royal Group to the six individuals. It appears that the six individuals subsequently sold their shares netting proceeds of approximately $1.7 million. The warrant and the transfer of the shares to the individuals were not recorded in the accounting records of Royal Group. However, an amount approximating the gain made by the senior executives on the Masonite shares was included for each of them in the bonus amount noted in the Management Proxy Circular, dated January 1, 2003.

Mr. De Zen and Doug Dunsmuir previously agreed to repay part of their bonuses for fiscal 2002 out of future bonus entitlements. Mr. Dunsmuir did so prior to November 2004. Mr. De Zen currently owes $1.13 million in respect of this agreement. As part of an overall agreement, Mr. De Zen has agreed to pay this amount immediately.

The Special Committee is considering what remedial action is appropriate with respect to the other individuals who received the Masonite shares.

Kroll also identified many other transactions between Royal Group and related parties. The Special Committee has examined these transactions and has concluded that no further action is warranted in this regard.

The Special Committee has agreed to release Mr. De Zen and his related companies from any potential claims that Royal Group may have regarding these transactions in the context of an overall settlement of the matters with Mr. De Zen, including the conversion of his multiple voting shares and his agreement to release the Company from his potential claims against the Company.

In the course of its recent review, Kroll did not identify any new matters of concern regarding the St. Kitts Project.

Management Bonuses

Kroll has identified a possible concern regarding the way in which bonuses were historically calculated for the period from 1996 to 2003. Royal Group established a bonus plan totalling 4% of EBITDA (2% for executive management and 2% for operating management).

Royal Group, in calculating the total amount available for inclusion in the bonus pool, calculated EBITDA before any deduction for bonuses. Also, in calculating the bonus payable to executive management, Royal Group consistently included in the bonus pool available to the executive management 4% of EBITDA for Royal Group companies where the executives were also the operating management of the relevant entity. This resulted in the executives receiving bonuses that exceeded 2% of the overall EBITDA in each of years from 1996 to 2003, other than fiscal 2000 and 2001. The total amounts paid to the executives were disclosed in the annual management proxy circulars. The Special Committee has examined the way in which bonuses are calculated and is currently reviewing the overall compensation structure of Royal Group with the Human Resources and Compensation Committee to ensure that the Company’s bonus plan is operating in a manner that is consistent with industry practice.

Mr. De Zen’s Agreement with the Company

There have been ongoing discussions for some time between representatives of the Board of Directors and Mr. De Zen with respect to the termination of the existing two-tiered shareholder system. These discussions have included the means by which Mr. De Zen will convert his multiple voting shares to single-voting shares. The Special Committee has been advised that such conversions are often made at a premium ratio (i.e., each multiple voting share is exchanged for more than one common share) and that a premium in excess of five percent would be reasonable in these circumstances.

In discussions with the Special Committee, Mr. De Zen maintained that following completion of Kroll’s investigation and a determination that any prior transactions were inappropriate, he will act as necessary with respect to those transactions to ensure that appropriate arrangements are made with the Company that would be in the best interests of the shareholders.

Following delivery of Kroll’s report, discussions continued towards an overall resolution. Mr. De Zen agreed that the full amount of the gain earned by all parties, including himself, on the Vaughan West Lands transaction ($6.5 million) plus interest (totalling $2.2 million) should be repaid to Royal Group. He agreed to make this payment himself. It was agreed that Mr. De Zen will convert his multiple voting shares to common shares on a one-for-one basis (i.e., without a premium) to satisfy this obligation, which amount is within the range that the Special Committee has been advised is reasonable. Through this process of conversion of the multiple voting shares to common shares, Mr. De Zen’s Royal Group shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the Company or any of its shareholders), which will reduce his gain for tax purposes when he disposes of his shares.

Further, as noted below, Mr. De Zen will also immediately repay $1.13 million with respect to a prior agreement made by him to repay bonuses received for fiscal 2002. This agreement had contemplated Mr. De Zen repaying this sum out of future bonuses. To resolve all issues at this time, Mr. De Zen has agreed to make this payment immediately. Mr. De Zen also agreed to release the Company from all claims, and he has agreed to a non-compete covenant that extends to December 18, 2006, which is three years from the date of his resignation as CEO. Finally, Mr. De Zen has also agreed to retire as a director of Royal Group effective at the time that the conversion is approved by shareholders.

The conversion transaction and the settlement with Mr. De Zen are both subject to shareholder approval at the upcoming Annual and Special General Meeting expected to take place on May 25, 2005.

Item 5	Full Description of Material Change

Please see the press release attached hereto as Schedule “A”.

Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7	Omitted Information

Not applicable.

Item 8	Executive Officer

For further information, please contact:

Scott Bates
General Counsel and Corporate Secretary
Tel: (905) 264-0701
Fax: (905) 264-0702

Item 9	Date of Report

April 1, 2005

SCHEDULE “A”

NEWS RELEASE

FOR IMMEDIATE RELEASE - MARCH 24, 2005

ROYAL GROUP REPORTS RESULTS FOR 15 MONTHS ENDED DECEMBER 31, 2004

•	Reports loss for quarter at bottom end of range of the company’s estimate issued in January
•	Special Committee of Independent Directors receives Kroll forensic investigation report
•	Vic De Zen agrees to conversion of his multiple voting shares and payment of funds owed to the company, will retire from the Board
•	Completes financing agreement with bank syndicate

Toronto, Ontario - Royal Group Technologies Limited (RYG.SV-TSX; RYG-NYSE) (Royal Group or the company) today announced financial results for the 15-month period ended December 31, 2004 (referred to hereafter as fiscal 2004). Royal Group had previously announced a change in its year-end to December 31 from September 30, with fiscal 2004 being the transition period. All amounts are in Canadian dollars unless otherwise stated.

FINANCIAL RESULTS

Results for fiscal 2004 show sales of $2.3 billion and net earnings of $36.8 million ($0.39 per share on a basic and fully diluted basis).

For the quarter ended December 31, 2004, unaudited consolidated sales were $420 million, up 1.4% from $414 million during the same quarter of 2003. Assuming the same average US dollar exchange rate for this quarter as for the same quarter last year, sales in Canadian dollar equivalency would have been approximately $438 million, up 5.6% from last year. Royal Group generated 53% of its sales in the United States, 39% in Canada, and 8% internationally.

On January 24, 2005, Royal Group issued a news release stating that the company expected to report a net loss of $0.39 to $0.45 per share for the quarter. The actual net loss amounted to $36.2 million or $0.39 per share, versus net earnings of $3.7 million or $0.04 per share for the same quarter last year. During the quarter ended December 31, 2003, Royal Group recorded a charge of $13 million or $0.14 per share in connection with the repeal of previously enacted provincial tax rate reductions.

EBITDA (earnings before interest, taxes, depreciation, and amortization) for the quarter ended December 31, 2004 were $17.9 million excluding the write down of fixed assets of the Mexican operation previously announced on January 24, 2005, versus $65.4 million for the same quarter last year. EBITDA margins as a percentage of sales were 4.3% excluding the write down of the fixed assets of the Mexican operation, compared with 15.8% during the same quarter last year. The main contributors to erosion of EBITDA were escalating raw material costs, an unfavorable change in the US dollar exchange rate, an unfavorable product mix, settlement of an intellectual property legal dispute, non-cash charges for stock based compensation expenses and expenses related to regulatory investigations. The Products Segment recorded EBITDA of $1.7 million, excluding the write down of the fixed assets of the Mexican operation, while the Support Segment generated positive EBITDA of $16.2 million.

Royal Group generated free cash flow of $26.5 million during the quarter, largely as a result of improved use of working capital. Net debt as a percentage of total capitalization was 27.9% as at December 31, 2004, versus 33.4% as at December 31, 2003. The reduction in net debt to total capitalization ratio can be attributed primarily to debt reduction resulting from positive free cash flow.

Unaudited results for the 12-month period ended December 31, 2004 (calendar 2004), reflecting Royal Group’s new fiscal year, show sales of $1.92 billion, versus $1.88 billion during the same period in the previous year. Assuming the same exchange rate in the 12 months ended December 31, 2004 as in the previous year, sales would have been $2.03 billion, up 8.1% from the previous year.

EBITDA for the calendar year was $243 million, excluding the $17.5 million write down of fixed assets of the Mexican operation, compared with $268 million recorded in the prior year excluding $158.2 million in charges recorded in 2003. The reduction in EBITDA in calendar 2004 is attributable to higher raw material costs, an unfavourable change in the US dollar exchange rate, an unfavorable product mix, non-cash charges for stock-based compensation expense, settlement of the intellectual property legal dispute, and expenses related to regulatory investigations, although these were offset partially by certain selling price increases, manufacturing efficiency improvements, gains on the sale of certain redundant assets, and a pension curtailment gain.

Financial results in Canadian dollars expressed in accordance with Canadian GAAP are outlined in the following chart:

	For the 3 Months		For the Fiscal Period		For the 12 Months
	Ended		Ended		Ended
	(Unaudited)		(Unaudited)	(Audited)	(Unaudited)
	Dec. 31,	Dec. 31,	Dec. 31,	Sept. 30,	Dec 31,	Dec 31,
	04	03	04	03	04	03
			(15mo)	(12mo)
Sales ($000s)	420,133	414,382	2,335,131	1,885,397	1,920,749	1,878,467
Net Earnings/(Loss) ($000s)	(36,190)	3,726	36,849	(58,211)	33,123	(70,422)
E.P.S. (L.P.S) $ Basic and Diluted	(0.39)	0.04	0.39	(0.62)	0.35	(0.76)
Average Shares Outstanding
Basic (000)	93,356	93,309	93,342	93,220	93,353	93,248
Diluted (000)	94,714	93,309	94,763	93,220	94,774	93,248

“Escalating raw material costs and unfavorable foreign exchange rate fluctuations have been significant headwinds for Royal Group,” according to James Sardo, who was appointed Interim

President and Chief Executive Officer in November 2004. He noted that “rising raw material costs negatively impacted pre-tax earnings by $84 million during calendar 2004, with unfavorable foreign exchange fluctuations causing a further drag on earnings. The effect of these factors was somewhat mitigated by a combination of selling price increases and productivity improvements.”

While Royal Group did not provide a specific financial forecast, Mr. Sardo noted that “we have established cost containment and focused growth objectives for each business unit as part of a rigorous fiscal 2005 budgeting process, all aimed at improving financial performance over the previous year. With the Kroll Lindquist Avey (Kroll) investigative review completed, combined with the conclusion of our new banking arrangements, we can turn our full attention to 2005 earnings and development of a strategic plan to help optimize medium-term financial performance.”

EBITDA and EBITDA margin, Net Debt, and Free Cash Flow are widely used terms in financial markets, but are non-GAAP measurements. EBITDA is defined as earnings before interest, taxes, depreciation, amortization, and minority interest. Net Debt is defined as bank indebtedness net of cash plus term bank loan and term debt. Free Cash Flow is defined as earnings before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment, and change in investments.

BANK FINANCING

The company announced that its credit facility with three banks has been finalized. It is a $340 million revolving credit facility expiring on April 30, 2006. The secured portion of the facility is for $300 million priced at LIBOR or the Banker’s Acceptance rate plus 2% reducing to 1.5% on conversion of the multiple voting shares. The $40 million unsecured portion is priced at LIBOR or the Banker’s Acceptance rate plus 2.5% and expires on August 31, 2005. Finally, the company also announced it expects to close a separate unsecured facility of $30 million at a higher rate than the bank facility. This facility, which expires April 30, 2006, will provide added liquidity, although the company does not expect to draw down on it to any significant extent or for more than a short period of time.

“We are very pleased to have finalized these credit facilities and appreciate the support of our lenders. We have the added liquidity we need to operate our businesses for the next year or so, while we review our business strategy and capital structure,” stated Bob Lamoureux, Royal’s interim Chief Financial Officer and lead director.

SPECIAL COMMITTEE RECEIVES KROLL REPORT/REACHES AGREEMENT WITH MR. DE ZEN

In early 2004, the Special Committee of Independent Directors of Royal Group, through its legal counsel, retained Kroll to conduct an investigation of transactions involving Royal Group and the Royal St. Kitts Beach Resort development, which is majorityowned by Vic De Zen, then Chairman of Royal Group. Kroll completed that investigation in April 2004 and Royal Group disclosed the findings in a news release on April 29, 2004.

On November 8, 2004, the Special Committee asked Kroll to broaden its forensic work to include investigations of:

•	related-party transactions from January 1, 1996 to the present, including all real estate transactions entered into by Royal Group with related parties;
•	any areas that the Special Committee and/or Kroll are able to determine are of concern to the RCMP and/or the Ontario Securities Commission (OSC);
•	any further matters regarding the St. Kitts project where the RCMP and/or OSC have questions or require further information; and
•	any other matter deemed appropriate by the Special Committee.

Kroll has completed its investigation and reported to the Special Committee. The Special Committee has considered the findings in the Kroll Report and has been successful in reaching a resolution of various matters with Mr. De Zen as part of an overall agreement.

CONVERSION OF MULTIPLE VOTING SHARES

There have been ongoing discussions for some time between representatives of the Board of Directors and Mr. De Zen with respect to the termination of the existing two-tiered shareholder system. These discussions have included the means by which Mr. De Zen will convert his multiple voting shares to single-voting shares. The Special Committee has been advised that such conversions are often made at a premium ratio (i.e., each multiple voting share is exchanged for more than one common share) and that a premium in excess of five percent would be reasonable in these circumstances.

In discussions with the Special Committee, Mr. De Zen maintained that following completion of Kroll’s investigation and a determination that any prior transactions were inappropriate, he will act as necessary with respect to those transactions to ensure that appropriate arrangements are made with the company that would be in the best interests of the shareholders.

Following delivery of Kroll’s report, discussions continued towards an overall resolution. Mr. De Zen agreed that the full amount of the gain earned by all parties, including himself, on the Vaughan West Lands transaction ($6.5 million) plus interest (totalling $2.2 million) should be repaid to Royal Group. He agreed to make this payment himself. It was agreed that Mr. De Zen will convert his multiple voting shares to common shares on a one-for-one basis (i.e., without a premium) to satisfy this obligation, which amount is within the range that the Special Committee has been advised is reasonable. Through this process of conversion of the multiple voting shares to common shares, Mr. De Zen’s Royal Group shares will receive an increase in their adjusted cost base for tax purposes (at no cost to the company or any of its shareholders), which will reduce his gain for tax purposes when he disposes of his shares.

Further, as noted below, Mr. De Zen will also immediately repay $1.13 million with respect to a prior agreement made by him to repay bonuses received for fiscal 2002. This agreement had contemplated Mr. De Zen repaying this sum out of future bonuses. To resolve all issues at this time, Mr. De Zen has agreed to make this payment immediately. Mr. De Zen also agreed to release the company from all claims, and he has agreed to a non-compete covenant that extends to December 18, 2006, which is three years from the date of his resignation as CEO. Finally,

Mr. De Zen has also agreed to retire as a director of Royal Group effective at the time that the conversion is approved by shareholders.

The conversion transaction and the settlement with Mr. De Zen are both subject to shareholder approval at the upcoming Annual and Special General Meeting expected to take place on May 25, 2005.

“In negotiating this agreement with Mr. De Zen, the Special Committee recognized his achievement in building one of Canada’s leading industrial companies from scratch,” said Mr. Sardo. “We did not want to lose sight of his achievement while also arriving at an agreement that had to be reasonable and fair to the shareholders of the company. I believe we have accomplished this. The conversion of the multiple voting shares has long been a primary goal of the Board. We acknowledge the cooperation that Mr. De Zen has extended to us in the investigation.”

KROLL’S INVESTIGATION

Kroll’s review of related-party transactions focused on three main areas: real estate transactions, corporate acquisitions and divestitures, and other likely areas of overlap between private and public interests.

Real Estate

Kroll reviewed a total of 69 real estate transactions in which Royal Group was involved between January 1, 1996 and September 30, 2004 with an approximate value of $87 million. Of these, 13 of the transactions, totaling approximately $41 million, involved related parties. Two of these were disclosed in Royal Group’s financial statements as being related-party transactions. No independent appraisals were obtained at the time of these transactions.

The largest single related-party real estate transaction was the purchase of what has been called the “Vaughan West Lands” in 1998 for approximately $27.4 million. As disclosed by the company in a news release issued on November 29, 2004, Royal Group purchased the Vaughan West Lands, approximately 185 acres in Woodbridge, Ontario, by acquiring a company owned by Mr. De Zen and other individuals associated with the company. This company had acquired the land for $20.9 million shortly before it was sold to Royal Group. The Special Committee has been informed that these lands have increased in value considerably since the time of the transaction.

Regarding the other 12 related-party land transactions identified by Kroll, Integris Real Estate Counsellors (Integris) was retained by the Special Committee to review the transactions and to compare the pricing with market value ranges at the time that each transaction was completed. The review found that the price for all of the other 12 transactions fell within the range of market values at the time that each was completed.

Acquisitions and divestitures

Between fiscal 1996 and fiscal 2003, Royal Group reported 46 acquisitions totaling about $522 million. Kroll reviewed each of these and identified six, totaling approximately $34 million, as related-party acquisitions. All six transactions involved investments held by certain principals of

Royal Group prior to the company’s initial public offering in 1994. In two cases there were independent valuations conducted at the time of the transaction. The other four companies were acquired at or, in one case, slightly above book value. Kroll’s investigation of these transactions has satisfied the Special Committee that no further action is warranted in respect of these.

Kroll identified two related-party divestitures. One was the sale of a corporate aircraft. This transaction was disclosed in the company’s fiscal 2002 financial statements, and an independent valuation was obtained at the time of the transaction. Kroll’s investigation of this transaction has satisfied the Special Committee that no further action is warranted in respect of this sale.

There was one other transaction involving the sale of commercial real estate at an immaterial value but which may have been for less than fair market value. After considering all of the background facts surrounding the transaction, the Special Committee concluded that it did not cause it any concern and no further action is warranted.

Other transactions

The most significant of the other transactions examined concerns a warrant that Royal Group received for 200,000 shares of another public company, Premdor Inc. (now known as Masonite International Corporation) (Masonite). Royal Group obtained the warrant as partial consideration for the sale of a Royal Group subsidiary to Premdor in early 2000.

In early 2002, Royal Group exercised the warrant when Masonite’s shares were trading at approximately $21.75, which was $8.50 more than the exercise price (resulting in a gain of about $1.7 million). Royal Group’s exercise of the warrant was funded by the then five senior executives of Royal Group and one other individual who was then an employee of Royal Group. The employees deposited a total of $2.65 million to Royal Group which funded Royal Group’s payment to Masonite to exercise the warrant. The shares obtained were then distributed by Royal Group to the six individuals. It appears that the six individuals subsequently sold their shares netting proceeds of approximately $1.7 million. The warrant and the transfer of the shares to the individuals were not recorded in the accounting records of Royal Group. However, an amount approximating the gain made by the senior executives on the Masonite shares was included for each of them in the bonus amount noted in the Management Proxy Circular, dated January 1, 2003.

Mr. De Zen and Doug Dunsmuir previously agreed to repay part of their bonuses for fiscal 2002 out of future bonus entitlements. Mr. Dunsmuir did so prior to November 2004. Mr. De Zen currently owes $1.13 million in respect of this agreement. As part of the overall resolution, he has agreed to pay this amount immediately.

The Special Committee is considering what remedial action is appropriate with respect to the other individuals who received the Masonite shares.

Kroll also identified many other transactions between Royal Group and related parties. The Special Committee has examined these transactions and has concluded that no further action is warranted in this regard.

The Special Committee has agreed to release Mr. De Zen and his related companies from any potential claims that Royal Group may have regarding these transactions in the context of an overall settlement of the matters with Mr. De Zen, including the conversion of his shares and his agreement to release the company from his potential claims against the company.

In the course of its recent review, Kroll did not identify any new matters of concern regarding the St. Kitts Project.

Management Bonuses

Kroll has identified a possible concern regarding the way in which bonuses were historically calculated for the period from 1996 to 2003. Royal Group established a bonus plan totaling 4% of EBITDA (2% for executive management and 2% for operating management).

Royal Group, in calculating the total amount available for inclusion in the bonus pool, calculated EBITDA before any deduction for bonuses. Also, in calculating the bonus payable to executive management, Royal Group consistently included in the bonus pool available to the executive management 4% of EBITDA for Royal Group companies where the executives were also the operating management of the relevant entity. This resulted in the executives receiving bonuses that exceeded 2% of the overall EBITDA in each of years from 1996 to 2003, other than fiscal 2000 and 2001. The total amounts paid to the executives were disclosed in the annual management proxy circulars. The Special Committee has examined the way in which bonuses are calculated and is currently reviewing the overall compensation structure of Royal Group with the Human Resources and Compensation Committee to ensure that the company’s bonus plan is operating in a manner that is consistent with industry practice.

RCMP/OSC/SEC

The company and the Special Committee have reiterated their willingness and desire to cooperate fully with all regulators and law enforcement agencies, including the RCMP, the OSC, and the SEC in their investigations.

ABOUT ROYAL GROUP

Royal Group Technologies Limited is a manufacturer of innovative, polymer-based home improvement, consumer, and construction products. The company has extensive vertical integration, with operations dedicated to provision of materials, machinery, tooling, real estate, and transportation services to its plants producing finished products. Royal’s manufacturing facilities are primarily located throughout North America, with international operations in South America, Europe, and Asia. Additional investment information is available on Royal Group’s web site at www.royalgrouptech.com under the “Investor Relations” section.

The information in this document contains certain forward-looking statements with respect to Royal Group Technologies Limited, its subsidiaries and affiliates. These statements are often, but not always made through the use of words or phrases such as "expect", "should continue", "continue", "believe", "anticipate", "estimate", "contemplate", "target", "plan", "budget", "may", "will", "schedule" and "intend" or similar formulations. By their nature, these forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant, known and unknown, business, economic, competitive and other risks, uncertainties and other factors affecting Royal specifically or its industry generally that could cause actual performance, achievements and financial results to differ materially from those contemplated by the forward-looking statements. These risks and uncertainties include the outcome of the ongoing internal review and investigations by the Special Committee of the Board of Directors; fluctuations in the level of renovation, remodeling and construction activity; changes in product costs and pricing; an inability to achieve or delays in achieving savings related to the cost reductions or increases in revenues related to sales price increases; the sufficiency of our restructuring activities, including the potential for higher actual costs to be incurred in connection with restructuring activities compared to the estimated costs of such actions; the ability to recruit and retain qualified employees; the level of outstanding debt and our current debt ratings; the ability to meet the financial covenants in our credit facilities; the ability to successfully replace our syndicated credit facility; changes in product mix; the growth rate of the markets into which Royal's products are sold; market acceptance and demand for Royal's products; changes in availability or prices for raw materials; pricing pressures resulting from competition; difficulty in developing and introducing new products; failure to penetrate new markets effectively; the effect on foreign operations of currency fluctuations, tariffs, nationalization, exchange controls, limitations on foreign investment in local business and other political, economic and regulatory risks; difficulty in preserving proprietary technology; adverse resolution of any litigation, investigations, administrative and regulatory matters, intellectual property disputes, or similar matters; changes in securities or environmental laws, rules and regulations; currency risk exposure and other risks described from time to time in publicly filed disclosure documents and securities commission reports of Royal Group Technologies Limited and its subsidiaries and affiliates. In view of these uncertainties we caution readers not to place undue reliance on these forward-looking statements. Statements made in this document are made as of March 24, 2005 and Royal disclaims any intention or obligation to update or revise any statements made herein, whether as a result of new information, future events or otherwise.

For further information contact:

Robert Lamoureux, Interim Chief Financial Officer,
or
Mark Badger, Vice President, Marketing and Corporate Communications
Phone: (905) 264-0701 Fax: (905) 264-0702

Or regarding the Kroll report findings:
Richard W. Wertheim, Wertheim + Company Inc.
(416) 594-1600
(416) 518-8479 (CELL)

ROYAL GROUP TECHNOLOGIES LIMITED
CONSOLIDATED BALANCE SHEETS
(in thousands of Canadian dollars)

	Dec. 31/04	Sept. 30/03	Dec. 31/03
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets:
Cash	$112,088	$-	$198,579
Accounts receivable	257,346	342,601	278,006
Inventories	456,339	401,619	438,732
Prepaid expenses	13,893	20,498	15,034
	839,666	764,718	930,351
Future income tax assets	16,561	26,600	26,900
Property, plant and equipment	1,330,600	1,482,723	1,445,483
Goodwill	213,620	218,679	216,880
Other assets	44,525	37,734	38,429
	$2,444,972	$2,530,454	$2,658,043
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Bank indebtedness	$-	$355,080	$-
Accounts payable and accrued liabilities	268,348	258,592	242,879
Term bank loan	324,836	-	-
Term debt due within one year	18,303	21,266	20,390
	611,487	634,938	263,269
Term debt	303,214	383,332	869,603
Future income tax liabilities	149,049	131,169	148,056
Minority interest	15,761	15,603	14,783
Shareholders' equity:
Capital stock	633,754	632,711	633,609
Contributed surplus	3,703	74	94
Retained earnings	878,779	841,930	845,656
Currency translation adjustment	(150,775)	(109,303)	(117,027)
	1,365,461	1,365,412	1,362,332
	$2,444,972	$2,530,454	$2,658,043

ROYAL GROUP TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF EARNINGS
(in thousands of Canadian dollars, except per share amounts)

	3 months	3 months	15 months	12 months
	ended	ended	ended	ended
	Dec. 31/04	Dec. 31/03	Dec. 31/04	Sept. 30/03
	(unaudited)	(unaudited)	(unaudited)	(audited)
Net sales	$420,133	$414,382	$2,335,131	$1,885,397
Cost of sales	357,174	295,814	1,735,389	1,497,277
	62,959	118,568	599,742	388,120
Operating expenses	97,025	84,438	472,964	402,127
Earnings (loss) before the undernoted	(34,066)	34,130	126,778	(14,007)
Interest and financing charges	8,943	11,321	50,651	50,712
Earnings (loss) before income taxes and minority interest	(43,009)	22,809	76,127	(64,719)
Income tax expense (recovery)	(8,033)	19,837	38,960	(4,483)
Earnings (loss) before minority interest	(34,976)	2,972	37,167	(60,236)
Minority interest	(1,214)	754	(318)	2,025
Net earnings (loss)	$(36,190)	$3,726	$36,849	$(58,211)
Basic earnings (loss) per share	$(0.39)	$0.04	$0.39	$(0.62)
Diluted earnings (loss) per share	$(0.39)	$0.04	$0.39	$(0.62)
Weighted average number of shares (Basic)	93,356,170	93,308,948	93,342,490	93,219,925
Weighted average number of shares (Diluted)	94,714,492	93,308,948	94,763,312	93,219,925

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS
(in thousands of Canadian dollars)

	3 months	3 months	15 months	12 months
	ended	ended	ended	ended
	Dec. 31/04	Dec. 31/03	Dec. 31/04	Sept. 30/03
	(unaudited)	(unaudited)	(unaudited)	(audited)
Retained earnings, beginning of period	$914,969	$841,930	$841,930	$900,141
Net earnings (loss)	(36,190)	3,726	36,849	(58,211)
Retained earnings, end of period	$878,779	$845,656	$878,779	$841,930

ROYAL GROUP TECHNOLOGIES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands of Canadian dollars)

	3 months	3 months	15 months	12 months
	ended	ended	ended	ended
	Dec. 31/04	Dec. 31/03	Dec. 31/04	Sept. 30/03
	(unaudited)	(unaudited)	(unaudited)	(audited)
Cash provided by (used in):
Operating activities:
Net earnings (loss)	$(36,190)	$3,726	$36,849	$(58,211)
Items not affecting cash	39,920	60,776	208,377	247,188
Change in non-cash working capital	41,007	10,009	25,436	45,944
	44,737	74,511	270,662	234,921
Financing activities:
Increase in term bank loan	-	500,000	500,000	-
Repayment of term bank loan	(1,129)	-	(175,164)	-
Repayment of term debt	(69)	(4,239)	(57,456)	(101,686)
Proceeds from issuance of shares under stock option plan	-	898	1,043	14
	(1,198)	496,659	268,423	(101,672)
Investing activities:
Acquisition of property, plant and equipment	(20,778)	(16,052)	(99,725)	(93,533)
Acquisition of non-cash net assets of businesses	-	-	-	(4,525)
Proceeds from the sale of non-strategic assets	22,227	-	31,934	-
Change in investments	1,320	-	(2,014)	-
Change in other assets	(261)	-	(1,088)	820
Change in minority interest	1,216	(754)	338	(5,889)
	3,724	(16,806)	(70,555)	(103,127)
Effect of foreign exchange rate changes on cash	(7)	(705)	(1,362)	(1,417)
Increase in cash during the period	47,256	553,659	467,168	28,705
Cash (bank indebtedness), beginning of period	64,832	(355,080)	(355,080)	(383,785)
Cash (bank indebtedness), end of period	$112,088	$198,579	$112,088	$(355,080)

ROYAL GROUP TECHNOLOGIES LIMITED
Non-GAAP financial measures (unaudited)

"EBITDA" (earnings before interest, taxes, depreciation, amortization and minority interest) or "operating margin" is not a recognized measure under Canadian or United States (US) generally accepted accounting principles (GAAP). Management believes that in addition to net earnings, EBITDA is a useful supplementary measure as it provides investors with an indication of cash available for distribution prior to debt service, capital expenditures, income taxes and minority interest. Investors should be cautioned, however, that EBITDA should not be construed as an alternative to (i) net earnings determined in accordance with GAAP as an indicator of the Company's performance or (ii) cash flow from operating, investing and financing activities as a measure of liquidity and cash flow. The Company's method of calculating EBITDA may differ from other companies and, accordingly, the Company's EBITDA may not be comparable to measures used by other companies.

Free cash flow (earnings before minority interest adjusted for items not affecting cash, changes in non-cash working capital items, less acquisition of property, plant and equipment and change in investments) is not a recognized measure under GAAP. It therefore may not to be comparable to similar measures presented by other issuers. Management believes free cash flow to be an important indicator of the financial performance of our business because it shows how much cash is available to repay debt and to reinvest in the Company.

Net funded debt (bank indebtedness net of cash plus term bank loan and term debt) to total capitalization (aggregate of shareholders' equity, minority interest and net funded debt) ratio is not a recognized measure under GAAP. The following charts provide a calculation of EBITDA, free cash flow and net funded debt to total capitalization, which are not reported within the body of the financial statements:

	3 months	3 months	15 months	12 months
	ended	ended	ended	ended
(in thousands of Canadian dollars, except percentages)	Dec. 31/04	Dec. 31/03	Dec. 31/04	Sep. 30/03
Earnings (loss) before the undernoted	$(34,066)	$34,130	$126,778	$(14,007)
Amortization	34,429	31,237	164,219	126,363
EBITDA	$363	$65,367	$290,997	$112,356
EBITDA as a percentage of Net Sales	0.1%	15.8%	12.5%	6.0%

	3 months	3 months	15 months	12 months
	ended	ended	ended	ended
(in thousands of Canadian dollars)	Dec. 31/04	Dec. 31/03	Dec. 31/04	Sep. 30/03
Earnings (loss)	$(36,190)	$3,726	$36,849	$(58,211)
Items not affecting cash	39,920	60,776	208,377	247,188
Change in non-cash working capital	41,007	10,009	25,436	45,944
Cash flow from operating activities	44,737	74,511	270,662	234,921
Acquisition of property, plant and equipment	(20,778)	(16,052)	(99,725)	(93,533)
Change in investments	1,320	-	(2,014)	-
Minority interest	1,214	(754)	318	(2,025)
Free cash flow	$26,493	$57,705	$169,241	$139,363

(in thousands of Canadian dollars, except percentages)	Dec. 31/04	Dec. 31/03	Sep. 30/03
Bank indebtedness	$-	$-	$355,080
Term bank loan	324,836	-	-
Term debt	321,517	889,993	404,598
Cash	(112,088)	(198,579)	-
Net funded debt	534,265	691,414	759,678
Minority interest	15,761	14,783	15,603
Shareholders' equity	1,365,461	1,362,332	1,365,412
Total capitalization	$1,915,487	$2,068,529	$2,140,693
Net funded debt to total capitalization	27.9%	33.4%	35.5%

ROYAL GROUP TECHNOLOGIES LIMITED
Additional Financial Information (unaudited)
(in thousands of Canadian dollars, except percentages)

	3 months	3 months	15 months	12 months
	ended	ended	ended	ended
	Dec. 31/04	Dec. 31/03	Dec. 31/04	Sept.30/03
Net Sales by Segment
Custom Profiles	$169,706	$184,268	$944,166	$732,297
Exterior Claddings	70,395	74,926	409,624	325,141
Home Furnishings	58,694	58,975	298,446	285,002
Outdoor Products/ RBS	37,840	36,059	275,047	241,932
Pipe/Fittings/Other Construction	69,953	59,255	365,238	265,685
Eliminations	(7,507)	(7,991)	(48,317)	(27,486)
Total Products Segment	399,081	405,492	2,244,204	1,822,571
Materials	97,440	115,266	589,298	448,126
Machinery & Tooling	25,479	10,449	101,510	60,425
Services	18,006	19,665	96,624	91,099
Eliminations	(119,873)	(136,490)	(696,505)	(536,824)
Total Support Segment	21,052	8,890	90,927	62,826
Consolidated Net Sales	$420,133	$414,382	$2,335,131	$1,885,397
Net Sales by Geographic Region
Canada	39%	35%	35%	33%
US	53%	58%	58%	60%
Foreign	8%	7%	7%	7%
Consolidated Net Sales	100%	100%	100%	100%
Percentage of Sales Analysis(ii)
Gross profit	15.0%/19.2%	28.6%	25.7%/26.4%	20.6%/27.7%
EBITDA	0.1%/4.3%	15.8%	12.5%/13.4%	6.0%/14.4%
Material costs	54.3%	43.9%	48.4%	51.0%/46.8%
Labor costs	14.8%	14.7%	13.8%	13.6%
Other manufacturing costs	16.0%/11.8%	12.8%	12.1%/11.4%	14.8%/12.0%
Selling costs	15.8%	13.3%	13.5%	14.8%/13.3%
G&A costs	7.2%	7.1%	6.8%/6.7%	6.5%/6.7%
Other
Net Funded Debt as a percentage of Total Capitalization	27.9%	33.4%	27.9%	35.5%
Free Cash Flow	$26,493	$57,705	$169,241	$139,363

(i)	Certain product line sales figures for the twelve month period ended September 30, 2003 have been reclassified to reflect the current presentation of product line sales adopted in fiscal 2004.

(ii)
Percentages include/exclude the following for the quarter ended and fifteen months ended December 31, 2004: $17,500 for the quarter and fifteen months in pre-tax charges relating to the write-down of the assets of the Mexican operations; and nil for the quarter and $3,000 in pre-tax charges for the fifteen months for severance and retirement costs, principally in respect of certain of the executives named in the Company's January 23, 2004 Management Proxy Circular.

Percentages include/exclude the following for the twelve months ended September 30, 2003: $33,700 in pre-tax provisions relating to the write-down of tangible assets of the Window Coverings operations; $127,800 in pre-tax charges relating to other inventory and accounts receivable provisions and fixed assets; and $3,300 in pre-tax recovery of bonus resulting from the compensation committee review.

These items have been excluded to present normalized percentages for comparative purposes.